EXHIBIT 12

ONEOK, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

	Six Months Ended June 30,
(Unaudited)	2004		2003
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$45,885		$47,263
Other interest	896		3,162
Amortization of debt discount and expense	1,856		3,121
Interest on lease agreements	4,306		4,740

Total Fixed Charges	52,943		58,286
Preferred dividend requirements	—		33,132

Total fixed charges and preferred dividend requirements	$52,943		$91,418

Earnings before income taxes and income from equity investees	$200,532		$241,925
Total fixed charges	52,943		58,286

Earnings available for combined fixed charges and preferred stock dividend requirements	$253,475		$300,211

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.79	x	3.28	x

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividend requirements, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. “Preferred dividend requirements” consists of the pre-tax preferred dividend requirement.